Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Tel: 214.855.2177
Fax: 214.855.2173
www.hilltop-holdings.com
NYSE: HTH

June 25, 2010	Via Facsimile & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hilltop Holdings Inc.
Schedule 14A Filed April 30, 2010 File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following responses to the Staff’s comments in a letter to the Company dated June 11, 2010.  For your convenience, we have repeated each comment prior to the response.  All references to page numbers in the discussion below are to the pages in the Company’s Schedule 14A, as originally filed with the Commission on April 30, 2010 (the “2010 Proxy Statement”).

General

1.                                      We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  We concluded that the risks arising from the Company’s compensation policies are not reasonably likely to have a material adverse effect on the Company.  With respect to the individuals at Hilltop Holdings Inc., we arrived at this conclusion due to the fact that base salary is fixed and the only compensation that is variable is the annual bonus, which is in the complete discretion of the Compensation Committee of the Board of Directors.  Additionally, given the fact that the discretionary bonus is determined following the completion, or substantial completion, of the audit of the Company’s financial statements by the Company’s independent registered public accounting firm, the Compensation Committee of the Board of Directors has ample knowledge of the financial condition and results of the Company, as well as reports of the other committees of the board of directors, upon which to make any decision.  Further, since the annual bonus is purely discretionary and not linked to any performance criteria, the employee has no basis on which to take risks to meet certain pre-determined performance criteria.

With respect to Mr. Vanek’s performance criteria, we evaluated the manner in which he could take actions that would achieve the results of the prescribed criteria, yet have a material adverse effect on the Company.  The nature of the criteria, which is based on expense and loss ratios, does not, however, incentivize him to take risks that would likely have a material adverse effect on the Company.  For example, he is not incentivized to write riskier insurance policies to generate additional premium revenue because higher losses will increase the loss ratio.  Alternatively, he does not have incentive to decrease the number of policies written because the expense ratio will increase as each policy written will cost more and the denominator in the loss ratio calculation will decrease.  We have refined the performance criteria over the past three years to ensure that the criteria provide appropriate incentives.

For the foregoing reasons, we believe that we reasonably concluded that our compensation policies are designed in a manner that risks related to those policies would not likely result in a material adverse effect to the Company.  Therefore, based on such conclusions, we did not believe that the disclosure required by Item 402(s) of Regulation S-K was necessary.

2.                                      Please provide us draft disclosure for your 2011 proxy statement that briefly describes the leadership structure of your board, such as whether the same person serves as both principal executive officer and chairman of the board.  If one person serves as both principal executive officer and chairman of the board, disclose whether you have a lead independent director and what specific role the lead independent director plays in the leadership of the board.  This disclosure should indicate why you have determined that your leadership structure is appropriate given your characteristics or circumstances.  In addition, disclose the extent of your board’s role in your risk oversight, such as how the board administers its oversight function, and the effect that this has on the board’s leadership structure.  See Item 407(h) of Regulation S-K.

Response:  Prior to January 1, 2010, the Chairman of the Board and the President and Chief Executive Officer positions were held by different individuals.  For the period from January 1, 2010 until March 11, 2010, Mr. Gerald J. Ford, our Chairman of the Board, also served as interim Chief Executive Officer.  On March 11, 2010, Jeremy B. Ford was elected as President and Chief Executive Officer.  Historically, other than as described above, no one person has served as both principal executive officer and chairman of the board.  As requested, below is the proposed disclosure to be included in the Company’s 2011 proxy statement that describes the leadership of our board of directors.

“Board Leadership Structure

Except for a brief period in 2010 where Mr. Gerald J. Ford served as interim Chief Executive Officer, historically, we have separated the offices of Chief Executive Officer and Chairman of the Board as a means of separating management of us from our Board of Director’s oversight of management.  Separating these roles also enabled an orderly leadership transition when Mr. Larry Willard retired at the conclusion of 2009.  We believe, at this time, that this structure provides desirable oversight of our management and affairs.  We have in the past appointed, and will continue to appoint, lead independent directors as circumstances deem necessary.

Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, intended to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. Our Board of Directors is actively involved in establishing and refining our business strategy, including assessing management’s appetite for risk and determining the appropriate level of overall risk for us. We may conduct assessments in the future as circumstances warrant.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Audit Committee focuses on financial risk, including internal controls, and, from time to time, discusses and evaluates matters of risk, risk assessment and risk management with our management team.  The Compensation Committee is responsible for overseeing the management of risk associated with our compensation policies and arrangements.  The Nominating and Corporate Governance Committee ensures that the internal rule processes by which we are governed are consistent with prevailing best governance practices and applicable laws and regulations.  Finally, the Investment Committee ensures that our funds are invested in accordance with policies and limits approved by it.  Our Senior Officer Code of Ethics, Code of Business Conduct and Ethics, Committee Charters and other governance documents are reviewed by the appropriate committees annually to confirm continued compliance, ensure that the totality of our risk management processes and procedures is appropriately comprehensive and effective and that those processes and procedures reflect established best practices.”

2009 Annual Incentive Awards, page 21

3.                                      You disclose that the respective 2009 Annual Incentive Awards for Messrs. Parmenter and Prestidge were purely at the discretion of your Compensation Committee.  You also disclose that Mr. Vanek’s 2009 Annual Incentive Award was based on a goal that was not met, but your Compensation Committee awarded a discretionary bonus for Mr. Vanek in 2009.  Please also confirm that in your 2011 proxy statement you will discuss your Compensation Committee’s evaluation of each named executive officer and for each named executive officer the reasoning why your Compensation Committee decided to award or not award the respective bonus, including any factors considered.  If a goal is established and either not met and/or your Compensation Committee exercises its discretion in increasing or decreasing the bonus, please confirm that you will discuss why your Compensation Committee exercised its discretion in increasing or decreasing the bonus.

Response:  We hereby confirm that in the Company’s 2011 proxy statement that we will discuss the Compensation Committee’s evaluation of each named executive officer and for each named executive officer the reasoning why the committee decided to award or not award that named executive officer a bonus, including the factors considered.  We also hereby confirm that we will discuss why our Compensation Committee exercised any discretion in awarding, increasing or decreasing a bonus when a goal is established.  By way of illustration, our Compensation Committee determined to award Mr. Vanek a bonus in 2009 at the minimum threshold due to the fact that the minimum threshold was missed by less than 50 basis points.

Summary Compensation Table, page 35

4.                                      You disclose in Footnote (b) that the amount indicated in the Option Awards column represents the 2007 FAS 123(R) expense recognized for stock options granted in fiscal 2007.  Please confirm that in your 2011 proxy statement you will disclose the aggregate grant date fair value of any option awards computed in accordance with FASB ASC Topic 718.  See Item 402(c)(2)(vi) of Regulation S-K.

Response:  The values listed in the Option Awards column in the Summary Compensation Table appearing on page 35 actually reflect the aggregate grant date fair value of options awarded in the applicable year.  Accordingly, the reference in Footnote (b) to FAS 123(R) was an incorrect reference and should have been to FASB ASC Topic 718.  We hereby confirm that we will correct footnote reference in the 2011 proxy statement.

In conclusion, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the Commission have any questions concerning the responses above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-2181.

Very truly yours,

/s/ COREY G. PRESTIDGE

Corey G. Prestidge
General Counsel & Secretary

CGP:ja

cc:	Jeffrey Riedler
Jennifer C. Riegel
U.S. Securities and Exchange Commission